UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

Taiwan, Republic of China	001-37928	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 1, R&D Road 1, Hsinchu Science Park,

Hsinchu, Taiwan, Republic of China

(Address of principal executive offices) (Zip Code)

Shou-Kang Chen, Chief Financial Officer

Tel No: (886) 3 577 0055

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01

This Specialized Disclosure Report on Form SD of ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) for the calendar year ended December 31, 2016, is submitted to the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Overview

ChipMOS TECHNOLOGIES INC. (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company is listed on the Taiwan Stock Exchange under Stock Ticker 8150 and the Company’s ADSs is listed on the NASDAQ under the symbol “IMOS”.

Conflict Minerals Disclosure

As required by Form SD, ChipMOS has conducted a good-faith, reasonable country of origin inquiry (a “RCOI”) for the calendar year ended December 31, 2016, and has determined and concluded that necessary conflict minerals used in its business operations did not originate in the Democratic Republic of Congo (the “DRC”) or any adjoining country. ChipMOS is dedicated to being a socially responsible and environmentally friendly, sustainable and rule-abiding organization. The Company confirms and declares that it will not use, neither will it support the use of, conflict minerals that are originated from the DRC or an adjoining country. For the calendar year ended December 31, 2016, the Company carried out its RCOI in three stages, as described below.

During the first stage, ChipMOS determined whether any conflict minerals were necessary to the functionality or production of products manufactured by (or contracted to be manufactured by) the Company. The SEC defines “conflict minerals” as columbite-tantalite (coltan), cassiterite (also known as tinstone), gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. ChipMOS has determined that gold (Au), tantalum (Ta), tungsten (W) and tin (Sn) are necessary conflict minerals used in its business operations.

In the second stage, ChipMOS obtained information from its suppliers of conflict minerals, using the “Conflict Minerals Reporting Template” developed by the Electronic Industry Citizenship Coalition (EICC), regarding the types of minerals they supply and the name and location of each smelter used to process minerals supplied to the Company. The “Conflict Minerals Reporting Template” also includes confirmation by the conflict minerals supplier that it has adopted procedures designed to ensure that any metals supplied to the Company are conflict-free. Based on the Company’s review of this information, the Company reasonably determined that all of its conflict minerals suppliers source conflict minerals completely from countries other than the DRC and adjoining countries to the DRC.

Finally, to ensure on-going compliance, as the third stage of the Company’s RCOI, the Company requests that all suppliers immediately inform the Company of any change in their conflict-free mineral supplier status.

In addition to the above, the Company has received from all of its conflict minerals suppliers a “Guarantee Letter of Non-Use of Conflict Minerals”, which certifies that all products and packaging supplied by the conflict minerals supplier do not contain conflict minerals that are originated from the DRC or an adjoining country. Together, the letter and the “Conflict Minerals Reporting Template” provide information and transparency as to the source of conflict minerals that are supplied to the Company.

The information made available in this Specialized Disclosure Report for the calendar year ended December 31, 2016, is also available on the Company’s website (http://www.chipmos.com/english/csr/editor.aspx?CID=14).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ChipMOS TECHNOLOGIES INC.

(Registrant)

/s/ Shou-Kang Chen		May 24, 2017

Name:	Shou-Kang Chen	(Date)

Title:	Chief Financial Officer